O L S H A N	1325 AVENUE OF THE AMERICAS ● NEW YORK, NEW YORK 10019 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  MREDA@OLSHANLAW.COM

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October 20, 2022

VIA EDGAR AND ELECTRONIC MAIL

Daniel Duchovny
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	APARTMENT INVESTMENT & MANAGEMENT CO (the “Company”)
Preliminary Proxy Statement filed by Land & Buildings Capital Growth Fund, LP et al. (collectively, “Land & Buildings”)
Filed on September 30, 2022, as revised on Form PRRN14A Filed on October 14, 2022 (the “Proxy Statement”)
File No. 001-13232

Dear Mr. Duchovny:

We acknowledge receipt of the oral comments (the “Comments”) of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with regard to the above-referenced matter. We have discussed the Comments with Land & Buildings and provide the following responses on its behalf.

For ease of reference, Comments from the Staff are reproduced and/or summarized in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Preliminary Proxy Statement

Reasons for the Solicitation, page 8

1.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for the following statements:
•	“AIV has a long track record of disappointing stockholder returns, slow earnings growth, and trading below its apartment REIT peers and below the value of its real estate.”

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

October 20, 2022

Land & Buildings acknowledges the Staff’s comment regarding pre and post-Spin AIV being different companies, however, Land & Buildings continues to believe that AIV’s prior performance and poor track record has had an impact on the post-spin AIV, particularly as it relates to the Company continuing to trade at a substantial discount to NAV.

Notwithstanding the foregoing, Land & Buildings has revised the Proxy Statement to help address the Staff’s concerns. Please see page 8 of the Proxy Statement.

•	“We also believe stockholder suspicion regarding the Spin was evidenced by the support we received from approximately 43% of Aimco stockholders to call the Special Meeting to hold an advisory vote on the Spin.”

Land & Buildings acknowledges the Staff’s comment regarding use of the word “suspicion”, but respectfully continues to believe that ~47% of the stockholders supporting the calling of a special meeting to hold an advisory vote on the Spin evidences stockholder suspicion and concern regarding the Spin. In other words, in Land & Buildings’ view, stockholders (and proxy voting advisory firms) would not support the calling of a special meeting to vote on the Spin (where a vote was not otherwise required) if they did not have any concerns regarding the proposed Spin.

Notwithstanding the foregoing, Land & Buildings has revised the Proxy Statement to help address the Staff’s concerns. Please see page 8 of the Proxy Statement.

•	“Vultures and value investors have bought large portions of the Company in hopes of seeing a path to realizing the substantial value trapped in the shares, not as a validation of the business plan or of the performance of the management team and Board, in our view.”

Land & Buildings acknowledges the Staff’s comment and request for further clarification and/or support on the references to “vultures” and “value investors”. First, to clarify, the screen shot of the stockholder base provided in Land & Buildings’ prior response letter, dated October 14, 2022, was meant to show some of the investors buying large portions of the Company’s shares in support of the aforementioned statement, but Land & Buildings does not view every investor listed as a “vulture” or “value investor”. With respect to those investors listed that Land & Buildings views as providing support for this statement, Land & Building notes that it deems itself to be a value investor as well as Joseph Beard (a.k.a. Westdale) and Long Pond Capital. With respect to Beard/Westdale, in Item 4 of their Schedule 13D filed in August 2022 they stated as follows: “As a part of such evaluation, one or more of the Reporting Persons may participate in meetings or hold discussions with the Issuer’s management, other shareholders and other persons in which the Reporting Persons may express their views with respect to potential changes in the operations, assets, capital structure or ownership of the Issuer as a means of enhancing shareholder value” (emphasis added). Land & Buildings believes the foregoing statement demonstrates that Beard/Westdale are value investors. Further, Westdale has been following AIV for years, having made an offer to acquire the Company in December 2020, further demonstrating their conviction in the long-term value opportunities at the Company. With respect to Long Pond Capital, Land & Buildings likewise views Long Pond Capital as a value investor and a fellow hedge fund that invests in real estate. According to Long Pond Capital’s website, “Long Pond’s investment team implements a rigorous, bottom-up research process in an effort to identify asymmetry, which it defines as a disconnect between stock price and intrinsic value, in companies that it believes are misunderstood by the public markets. This approach includes a long-term investment orientation and deep industry knowledge” (emphasis added), which Land & Buildings believes further supports its classification of Long Pond Capital as a value investor. In addition to providing the foregoing supplemental support.

October 20, 2022

Notwithstanding the foregoing, Land & Buildings has revised the Proxy Statement to help address the Staff’s concerns. Please see page 9 of the Proxy Statement.

2.	We note your disclosure regarding the company’s stock price following the announcement of the Spin. Please tell us what consideration you have given to presenting information about AIR’s stock price at the same time for additional context.

Land & Buildings acknowledges the Staff’s comment and request for additional support on why Land & Buildings determined not to disclose AIRC’s performance following the announced Spin. Land & Buildings’ initial views remain, however, and Land & Buildings respectfully advises the Staff that, while AIRC’s share price following the announced Spin did not have the same precipitous drop as AIV shares following the Spin, AIRC has subsequently underperformed its proxy apartment peers since the Spin as evidenced by the chart below. In other words, the comparison is not as straight forward as it may seem given that there was not a substantial drop in AIRC’s stock price immediately following the announced Spin, but AIRC has subsequently underperformed peers following the Spin.

AIRC Total Shareholder Returns	First Year After Spin-Off	Since Spin-Off to 4/30/22	Since Spin-Off to 9/30/22

Performance vs. Proxy Apartment Peers	-21%	-20%	-15%

Notwithstanding the foregoing, Land & Buildings has revised the Proxy Statement to help address the Staff’s concerns. Please see the footnote on page 8 of the Proxy Statement.

*   *   *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

October 20, 2022

Sincerely,

/s/ Meagan Reda

Meagan Reda

cc	Jonathan Litt, Land & Buildings Investment Management, LLC Steve Wolosky, Olshan Frome Wolosky LLP